UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated September 6, 2011.

CONTENTS

Results of Special General Meeting of Shareholders

At the Special general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held today, September 6, 2011, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)	The amendments to the Company’s Articles of Association as set forth in Exhibit A attached to the proxy statement published on August 2, 2011 were approved;

(2)	Ms. Maayan Naor appointment as an outside director of the Company for a three-year term was approved; and

(3)
The authorization of the Board of Directors to affect a reverse share split of the Company’s share capital up to 1-for-4 shares and the amendment to the Company’s Articles of Association necessary to give effect to such a reverse share split were approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Yael Peretz
Yael Peretz
VP, General Counsel

Dated: September 6, 2011